Filed pursuant to Rule 424(b)(3)
Registration No. 333-157905
PROSPECTUS
DIVIDEND REINVESTMENT AND COMMON STOCK PURCHASE PLAN
We are offering 300,000 shares of our common stock through our Dividend Reinvestment and Common Stock Purchase Plan (the “Plan”). The Plan provides you with an economical and convenient way to purchase shares of our common stock without paying any brokerage commission or service charge. Our stock is traded on The Nasdaq National Market under the ticker symbol “PNNW.” Participants who are already enrolled in the Plan will continue to participate in the Plan without any further action on their part.
The Plan is open to:
•	shareholders of record of our common stock.

•	customers of our water utility and water management services subsidiaries.

•	our full-time employees.
Some of the significant features of the Plan are:
•	You may purchase shares of common stock by automatically reinvesting all or a portion of your cash dividends received on our common stock.

•	You may also purchase additional shares of common stock at current market prices by making optional cash payments of $40 to $1,000 each month. Optional cash payments may be made by check or money order. Full-time employees may also make optional cash payments through payroll deductions.

•	You can decide whether or not to participate in the Plan, and you may terminate your participation at any time.

•	The Plan Administrator is American Stock Transfer & Trust Company. Plan participants may access the Plan’s features through the Administrator’s Internet website at www.amstock.com.

•	The purchase price for shares of common stock that you purchase through the Plan directly from us will be the average of the closing bid prices of our common stock as quoted by The Nasdaq National Market for the five trading days immediately preceding the applicable monthly investment date.

•	The purchase price for shares of common stock that you purchase through the Plan that are acquired in the open market or in privately negotiated transactions with third parties will be the weighted average price per share that the Plan Administrator paid for all common stock purchased for the applicable monthly investment date.
Investing in our common stock involves risks, including risks related to an ongoing eminent domain proceeding against us by the City of Nashua, New Hampshire. You should read the section titled “Risk Factors” beginning on page 4 before enrolling in the Plan or purchasing any shares of our common stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is April 14, 2009.

SUMMARY
About Pennichuck Corporation
          We are a holding company whose income is derived from the earnings of our five wholly-owned subsidiaries. We are engaged primarily in the collection, storage, treatment and distribution of potable water for domestic, industrial, commercial and fire protection service in New Hampshire through our three utility subsidiaries: Pennichuck Water, Pennichuck East and Pittsfield. Our water utility revenues constituted 91% of our consolidated revenues for the year ended December 31, 2008. Pennichuck Water, our principal subsidiary which was established in 1852, accounted for 71% of our consolidated revenues for 2008. Pennichuck Water’s franchise area presently includes the City of Nashua, New Hampshire (the “City”) and 10 surrounding municipalities.
          Additional information regarding Pennichuck Corporation, including our audited financial statements and a more detailed description of Pennichuck, is contained in the documents incorporated by reference in this prospectus.
About the Plan
          The following summary of our Dividend Reinvestment and Common Stock Purchase Plan does not include all of the information that may be important to you. You should carefully read the entire text of the Plan contained in this prospectus before you decide to participate in the Plan.

ELIGIBILITY AND ENROLLMENT:	You may be eligible to participate in the Plan in one of four ways:
•	If you have been participating in the Plan, you will continue to be enrolled. If you no longer wish to participate in the Plan, you can withdraw at any time.

•	You can participate in the Plan if you currently own shares of Pennichuck common stock by submitting a completed Enrollment Application. You may obtain an Enrollment Application from the Plan Administrator. You may participate directly in the Plan only if you hold your common stock in your own name.

•	If you are a customer of Pennichuck’s water utility or water management services subsidiaries, then you do not need to be a registered holder of Pennichuck common stock to join the Plan. Each Enrollment Application for a customer who is not a registered stockholder must be accompanied by a check for at least $100, but not more than $1,000.

•	If you are a full-time employee of Pennichuck or one of its subsidiaries, you do not need to be a registered holder of Pennichuck common stock to join the Plan. You may join either by contributing to the Plan via payroll deductions or by submitting an Enrollment Application accompanied by a check for at least $100, but not more than $1,000.

REINVESTMENT OF DIVIDENDS:	You can reinvest all cash dividends you receive on all of your shares of our common stock. Alternatively, you may elect to reinvest all of the dividends you receive on a specified number of your shares. Under the Plan, you must reinvest cash dividends received on a specified number of shares held in your name and 100% of the cash dividends received on all of the shares held in your Plan account. You will be able to purchase additional shares of common stock by reinvesting your dividends, without paying fees.

OPTIONAL CASH INVESTMENTS:	After you enroll in the Plan, you can buy additional shares of common stock without paying fees. You can invest a minimum of $40 and up to a maximum of $1,000 each calendar month. You must reinvest a portion of your cash dividends through the Plan in order to exercise the optional cash investment feature.

SOURCE OF SHARES:	The administrator of the Plan will purchase shares of common stock in one of four ways:
•	directly from us;

•	in the open market;

•	in privately negotiated transactions with third parties; or

•	a combination of any of the above.

PURCHASE PRICE:	The purchase price of shares of common stock under the Plan depends on whether the Plan Administrator purchases shares directly from us, in the open market or in privately negotiated transactions with third parties.
•	For shares purchased directly from us, the price you pay will be the average of the closing bid prices for our common stock as quoted through The Nasdaq National Market for the five trading days immediately preceding the monthly investment date.

•	For shares purchased in the open market or in privately negotiated transactions with third parties, the price you pay will be the weighted average of the actual prices the Plan Administrator pays for all of the common stock purchased for the applicable monthly investment date.

•	For shares purchased through a combination of the above methods, the price you pay will be the weighted average of the respective prices determined as set forth above for all of the common stock purchased for the applicable monthly investment date.

TRACKING YOUR INVESTMENT:	You will receive periodic statements of the transactions made in your Plan account. These statements will provide you with details of the transactions and will indicate the common share balance in your Plan account.

ADMINISTRATION:	American Stock Transfer & Trust Company serves as the administrator of the Plan. You can contact the Plan Administrator as follows:

Telephone: 1-877-739-9934

Internet: www.amstock.com
Mail:

American Stock Transfer & Trust Company
Attn: Dividend Reinvestment Department
P.O. Box 922
Wall Street Station
New York, NY 10269-0560

CONTACTING US:	You can write to us at the following address:

Pennichuck Corporation
Investor Relations
25 Manchester Street
P.O. Box 1947
Merrimack, New Hampshire 03054-1947

You can also telephone our Investor Relations Department at 603-882-5191 or 1-800-553-5191.
RISK FACTORS
Certain risks involved in investing in the common stock offered under this prospectus are described below. You should carefully consider each of the following factors and all of the information both in this prospectus and in the other documents we have filed with the SEC, including those that are incorporated in this prospectus by reference. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”
Risks Related to Our Water Utilities
          The City of Nashua’s use of the power of eminent domain to acquire a significant portion of our water utility assets creates uncertainty and may result in material adverse consequences for us and our shareholders.
          We are involved in ongoing proceedings with the City of Nashua (the “City”) regarding the City’s desire to acquire all or a significant portion of the water utility assets of Pennichuck Water, our principal subsidiary. The City is pursuing such acquisition pursuant to its power of eminent domain under New Hampshire law. On July 25, 2008, the NHPUC issued an order that the taking of the assets of Pennichuck Water is in the public interest provided certain conditions are met, and that the price to be paid to Pennichuck Water for such assets is $203 million determined as of December 31, 2008. The conditions include a requirement that the City place an additional $40 million into a mitigation fund to protect the interests of the customers of Pennichuck East and Pittsfield Aqueduct. Another condition is that the City submit to the NHPUC, for its advance approval, the final operating contracts between the City and its planned contractors. The remaining conditions cover various aspects of the operation and oversight of the water system under City ownership.

          A taking of assets by eminent domain as per the NHPUC order would result in a significant taxable gain and related income tax liability based on the difference between the price paid to Pennichuck Water for the assets taken and Pennichuck Water’s underlying cost or tax basis in such assets. The tax liability would be due currently unless the proceeds of the taking were reinvested in other water utility assets in accordance with certain provisions of the Internal Revenue Code.
     Under New Hampshire law, all parties to the proceeding and persons directly affected by the order had 30 days to seek reconsideration or a rehearing before the NHPUC. Our Company and the City were the only parties to submit such motions or objections thereto. The NHPUC’s ruling on any request for reconsideration or a rehearing may be appealed to the New Hampshire Supreme Court. We cannot predict when the NHPUC will rule on the pending motions from the City and our Company, but we expect that a full rehearing and appeal process would likely take a year or more. If the City ultimately is successful in obtaining a final determination that it can take some or all of Pennichuck Water’s assets, the City is not required under NHRSA Ch. 38 to complete the taking and could choose not to proceed with the purchase of the assets.
     Our Board of Directors and our shareholders would not have the right to approve a forced sale of Pennichuck Water assets to the City in an eminent domain proceeding or the amount of damages that the City would have to pay to Pennichuck Water as a consequence of such a taking. Furthermore, such compensation could give rise to material income tax liabilities at the corporate level, thereby effectively reducing our remaining net assets.
     Given the highly integrated nature of our businesses, a forced sale of a significant portion of Pennichuck Water’s assets may result in increased costs and operating inefficiencies borne by our remaining water utilities. Additionally, Service Corporation’s ability to service its existing contracts, as well as pursue additional operating contracts, could be materially impaired. The existence of a pending eminent domain proceeding also could adversely affect our future prospects and result in the loss of key employees.
     It is likely that our Company would not have the opportunity to contract to operate for the City all or any portion of the Pennichuck Water system that the City could acquire in an eminent domain proceeding. According to the City’s filings with the NHPUC, if the City acquires all or any portion of the Pennichuck Water system in an eminent domain proceeding, the City intends to enter into an Operation, Maintenance and Management Agreement with Veolia Water North America — Northeast LLC to operate that water system. According to the City’s filings, Veolia is a wholly owned subsidiary of Veolia Environment (a French company, formerly known as Vivendi Environment).
Our vigorous opposition to the City’s efforts to acquire our assets by eminent domain has had, and may continue to have, a material adverse effect on our operating results and has been, and may continue to be, a significant distraction to our management.
          We have vigorously opposed the City’s efforts to acquire Pennichuck Water’s assets by eminent domain and intend to continue to do so. Our eminent domain-related expenses have been significant until recently and these expenses will now likely increase substantially as a result of the July 2008 NHPUC order. For 2008, these expenses were approximately $0.2 million, versus $0.9 million in 2007 and $2.4 million in each of 2006 and 2005.
          A substantial portion of our senior management’s attention has been and will continue to be devoted to coordinating various aspects of our response to the City’s eminent domain initiative. We cannot assure you that management’s attention to the City’s eminent domain initiative will not adversely affect their oversight of other aspects of our business.

          On February 13, 2009 we announced that we engaged an investment banking firm to advise us regarding a possible comprehensive settlement of the ongoing eminent domain dispute with the City of Nashua, New Hampshire. A settlement could involve Nashua’s acquisition of some or all of the assets of Pennichuck or one or more of its subsidiaries or, alternatively, the shares of Pennichuck stock. On November 18, 2008, the City of Nashua announced that it was hiring an investment banking firm to assist it in exploring all possible ways that it might acquire Pennichuck Water Works by means other than eminent domain. Commenting on this development, Duane C. Montopoli, Pennichuck’s President and Chief Executive, said, “As previously publicly stated, we are open to engaging in settlement discussions with the City of Nashua aimed at resolving our dispute outside of eminent domain. Nevertheless, I must caution Pennichuck stakeholders that a comprehensive settlement would require the negotiation and resolution of many complex issues and, therefore, no assurance can be given that Nashua and Pennichuck would ultimately be able to reach a settlement agreement. Moreover, in addition to the approval of two-thirds of Nashua’s Board of Aldermen, a definitive settlement agreement could also be subject to approval by the New Hampshire Public Utilities Commission and, depending on the terms of any settlement, Pennichuck shareholders.”
          We have also previously disclosed that we generally do not intend to comment further on the status or substance of any settlement discussions with the City of Nashua unless and until a definitive settlement agreement is entered into.
Our liquidity may be reduced and our cost of debt financing may be increased while the eminent domain controversy remains unresolved, because, while such controversy is ongoing, we may be unable to, or elect not to, issue or remarket debt securities for which Pennichuck may be liable.
     Given the highly uncertain ultimate outcome of the eminent domain proceeding, we may find that we are unable to, or elect not to, issue or remarket certain debt securities pending a definitive resolution of the City’s eminent domain petition or we may find that the cost that we incur in connection with the issuance or remarketing of such debt increases materially. If we are unable to, or elect not to, issue or remarket such debt, we would expect to rely primarily on our available cash and short-term investment balances and, thereafter, on our bank revolving credit facility to finance our capital projects. Our borrowing costs under that credit facility would likely be materially higher than tax-exempt bond financing costs. Borrowings under the credit facility would also reduce our liquidity to meet other obligations. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in Part II, Item 7 in our 2008 Annual Report on Form 10-K.
Our water utility business requires significant capital expenditures and the rates we charge our customers are subject to regulation. If we are unable to obtain government approval of our requests for rate relief, or if approved rate relief is untimely or inadequate to cover our investments, our operating results would suffer.
          Our ability to maintain and meet our financial objectives is dependent upon the rates we charge our customers. These rates are subject to approval by the NHPUC. We file rate relief requests, from time to time, to recover our operating expenses and to recover the cost of and earn a return on our investments in utility plant. The water utility business is capital intensive. We typically spend significant sums each year for additions to or replacement of property, plant and equipment. Once we file a rate relief petition with the NHPUC, the ensuing administrative and hearing process may be lengthy and costly. We can provide no assurances that any future rate relief request will be approved by the NHPUC; and, if approved, we cannot guarantee that the rate relief granted will be in a timely or sufficient manner to cover the investments and expenses for which we initially sought such rate relief.

The relatively large magnitude of rate relief that we have currently requested in order to obtain recovery of and a return on recent capital expenditures may adversely affect our ability to obtain timely and adequate rate relief and, therefore, could adversely affect our ability to service the debt that we have incurred.
          During 2007 and 2008, our capital expenditures were particularly large due to investments in those years to (a) complete major portions of the upgrade to our water treatment plant to meet more stringent federally mandated water quality standards, (b) complete various water distribution, storage, supply, maintenance, rehabilitation and replacement projects, and (c) implement a proposed radio-based meter reading system.
          As a result of the magnitude of our current construction program, our current rate relief requests are significant. There can be no assurance that the NHPUC will approve these rate relief requests in a timely or sufficient manner to cover our investments to date and current expense levels. Our ability to service the debt that we have incurred to finance our construction program would be adversely affected if we were unable to obtain timely and adequate rate relief relating to the capital expenditures incurred to date.
Our financial flexibility may be limited during the next several years, as our long-term debt and our ratio of total debt to total capitalization has increased significantly as a consequence of our debt funding of our capital expenditures.
          As of December 31, 2008, our total common equity and total debt were $47.8 million and $66.3 million, respectively, resulting in a total debt to total capitalization ratio of 58.1%. We project that toward the end of our projected 2008-2010 capital expenditures program, our total debt (net of mandatory and discretionary debt re-financings) and our total debt to total capitalization ratio (net of cash balances, if any) will increase further.
          The increases in our total debt and in our ratio of total debt to total capitalization may limit our ability to fund our operations, to pay dividends on our common stock and to pursue acquisitions. These increases may also limit our ability to renew or replace our maturing credit facilities or may otherwise adversely affect our access to long-term debt at reasonable costs and terms.
Changes in the U.S. debt markets, including especially adverse changes to the municipal bond market in general and to the financial condition of our bond insurer, has had and may continue to have an adverse effect on the interest expense we incur for certain tax-exempt financings and in the future may require Pennichuck to accept less advantageous terms and conditions on its tax-exempt financings.
          Pennichuck Water’s tax-exempt bonds are insured pursuant to bond insurance policies provided by American Municipal Bond Assurance Corporation (“AMBAC”). Historically, utilizing AMBAC bond insurance has had the effect of achieving a Moody’s credit rating of Aaa, resulting in a lower interest rate than would have been the case had Pennichuck Water borrowed on its stand-alone Moody’s credit rating of Baa3. Historically, such interest rate savings were greater than the cost of bond insurance, resulting in lower net borrowing costs with bond insurance.
          The major independent credit rating service providers (i.e., Moody’s, Standard & Poor’s and Fitch Investors Service) have conducted detailed reviews of the credit ratings of AMBAC and several other monoline bond insurers. Such reviews resulted in AMBAC’s ratings having been downgraded. Currently, AMBAC’s Moody’s rating is Baa1 with a developing outlook and its rating from Standard &

Poor’s Rating Services is A with a negative outlook. These recent downgrades and the prospect of additional future downgrades may have the effect of diminishing, and in certain instances eliminating, the net benefit to borrowers, including the Company, of utilizing AMBAC bond insurance.
          On October 1, 2008 Pennichuck Water repurchased its $6 million Series B-1 Bonds rather that remarketing them and deposited them as treasury bonds with the escrow agent. Pennichuck Water reached this decision in part because the interest rate that it would have had to pay on the Series B-1 Bonds would likely have been significantly higher than the rates paid on similar Pennichuck Water bonds. The increase in indicative rates for the Series B-1 Bonds was due to a variety of factors, including AMBAC’s downgraded ratings and the general credit market conditions at the time. The Company’s decision to repurchase the Series B-1 Bonds was also based in part on its liquidity at the time. If, in the future, the Company has less liquidity at the time of a tax-exempt financing or remarketing and the offered interest rates on its bonds remain high or increase, including increases due to a future AMBAC downgrade, the Company may be forced to accept interest rates on Pennichuck Water bonds that are higher than those previously available to it which could in turn have a material adverse effect on how and whether the Company chooses to conduct tax-exempt financings and remarketings in the future.
          No assurance can be given as to the ultimate outcome of the continuing credit reviews of AMBAC’s credit ratings nor can any assurance be given as to the impact of such reviews on interest rates for new issues or remarketings of Pennichuck Water bonds that are insured by AMBAC. Furthermore, no assurance can be given as to the net benefit, if any, to Pennichuck Water of its utilization of AMBAC bond insurance. In the absence of any net benefit, Pennichuck Water may seek alternate forms of third party credit enhancement (for example, bank letters of credit) or may seek to borrow on a stand-alone basis. No assurance can be given as to availability, terms and conditions and net benefit, if any, through the utilization of alternate third party credit enhancement. Furthermore, should Pennichuck Water seek to borrow on a stand-alone basis, its cost of borrowing is likely to be higher than, and its borrowing terms and conditions are likely to be less flexible than, comparable results for borrowings supported by the Aaa bond insurance policy anticipated at the October 2005 implementation of the tax-exempt bond financing program for funding its water treatment plant upgrade project and other capital improvements.
We may not be able to maintain our existing indebtedness or to incur additional indebtedness under our existing long-term and revolving debt facilities, if our future credit ratios do not satisfy the requirements under those facilities.
          Our ability to issue long-term debt is subject to us satisfying certain financial ratios at the time of such borrowing (i.e., debt incurrence tests). Similarly, our ability to access funds under our revolving credit facility is subject to maintaining certain financial ratios (i.e., maintenance tests). These ratios limit the amount of long-term debt relative to net plant and the amount of total debt to total capitalization and also specify minimum amounts of earnings and cash flow available to pay interest and fixed charges as a percentage of such interest and fixed charge amounts. We were in compliance with such tests as of December 31, 2008. Our ability to incur significant additional long-term debt and to continue to satisfy these tests depends, among other factors, on receipt of timely and adequate rate relief.
          Should we be unable to issue long-term debt, to borrow under our revolving credit facility or otherwise to access traditional sources of funds at reasonable costs and terms, our ability to finance our future capital expenditures program on a timely basis could be materially impaired. In such event, we may need to seek other forms of capital at less favorable costs and terms or defer or reduce some of our capital expenditures. Any delay in implementing or completing capital improvements could adversely affect our ability to request and receive rate relief from the NHPUC relating to capital expenditures incurred by us and could give rise to contractual penalties.

If we are unable to pay the principal and interest on our indebtedness as it comes due or we default under certain other provisions of our loan documents, our indebtedness could be accelerated and our operating results, financial condition and cash flows could be adversely affected.
          Our ability to pay the principal and interest on our indebtedness as it comes due will depend upon our current and future performance. Our performance is affected by many factors, some of which are beyond our control. We believe that our cash flow from operations and, if necessary, borrowings under our existing revolving credit facility, will be sufficient to enable us to make our debt payments as they become due. If, however, we do not generate sufficient cash, we may be required to refinance our obligations or sell additional equity, which may be on terms that are not favorable to us. No assurance can be given that any refinancing or sale of equity will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our failure to comply with certain provisions contained in our trust indentures and loan agreements relating to our outstanding indebtedness could lead to a default under these documents, which could result in an acceleration of our indebtedness.
We expect that all or substantially all of our then outstanding indebtedness would be accelerated if the City were to acquire a significant portion of our assets; such acceleration could adversely affect our financial condition, operating results and cash flows.
          An eminent domain taking or temporary use by any governmental body of all or substantially all of the tangible property of Pennichuck Water used or useful in its business as a water company would result in a mandatory redemption of our long-term debt. We expect that any taking of Pennichuck Water’s assets by the City in the eminent domain matter now pending before the NHPUC (or a bona fide sale in lieu of such taking has occurred) would represent the taking of substantially all of Pennichuck Water’s tangible property used or useful in its business as a water company and would therefore trigger mandatory redemption of our long-term debt. Similarly, our revolving credit facility with Bank of America provides that any indebtedness outstanding under the facility would be due upon the City acquiring all or a material portion of Pennichuck Water’s assets in an eminent domain proceeding. Also, no new borrowings would be permitted under such facility. Such acceleration could adversely affect our financial condition and operating results if we are unable to repay such indebtedness at that time or to refinance the indebtedness on equally favorable terms and conditions or to incur new borrowings.
We may be restricted by one or more debt agreements from paying dividends in amounts similar to dividends that our Company has paid in recent periods, or, in more unlikely circumstances, from continuing to pay any dividend.
          There can be no assurance that we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to dividends that our Company has paid in recent periods. It is our current intention, however, to continue to pay comparable cash dividends in the future, subject to the terms of our Company’s debt agreements. Certain bond and note agreements as well as our revolving credit facility impose restrictions on the payment or declaration of dividends.
The loss of a significant commercial or industrial customer can and has adversely affected our operating results and cash flows.
          Our revenues will decrease, and such decrease may be material, if a significant commercial or industrial customer terminates, or materially reduces, its use of our water. If any large commercial or industrial customer reduces or ceases its consumption of our water, we may seek NHPUC approval to increase the rates of our remaining customers to recover any lost revenues. There can be no assurance, however, that the NHPUC would approve such a rate relief request, and even if it did approve such a request, it would not apply retroactively to the date of the reduction in consumption. The delay between such date and the effective date of the rate relief may be significant and adversely affect our operating results and cash flows.

We are subject to federal, state and local regulation that may impose significant limitations and restrictions on the way we do business.
          Various federal, state and local authorities regulate many aspects of our business. Among the most important of these regulations are those relating to the quality of water we supply our customers. These laws require us to obtain various environmental permits from environmental regulatory agencies for our operations and to perform water quality tests that are monitored by the U.S. Environmental Protection Agency, or EPA, and the New Hampshire Department of Environmental Services, or DES, for the detection of certain chemicals and compounds in our water. We could be fined or otherwise sanctioned by regulators for non-compliance with these laws, regulations and permits. In addition, government authorities continually review these regulations, particularly the drinking water quality regulations and may propose new or more restrictive requirements in the future. If new or more restrictive limitations on permissible levels of substances and contaminants in our water are imposed, we may not be able to adequately predict the costs necessary to meet regulatory standards. If we are unable to recover the cost of implementing new water treatment procedures in response to more restrictive water quality regulations through the rates we charge our customers, or if we fail to comply with such regulations, it could have a material adverse effect on our financial condition and operating results.
An important element of our growth strategy is the acquisition of water systems. Any pending or future acquisition we decide to undertake will involve risks.
          The acquisition and integration of water systems is an important element in our growth strategy. This strategy depends on identifying suitable acquisition opportunities and reaching mutually agreeable terms with acquisition candidates. The negotiation of potential acquisitions as well as the integration of acquired businesses could require us to expend significant costs and resources. Further, acquisitions may result in dilution for the owners of our common stock, our incurrence of debt and contingent liabilities, and fluctuations in quarterly results. In addition, the businesses and other assets we acquire may not achieve the financial results that we expected.
The current concentration of our business in southern and central New Hampshire makes us susceptible to any adverse development in local regulatory, economic, demographic, competitive and weather conditions.
          Our core service area comprises Pennichuck Water’s franchise in the City of Nashua, New Hampshire and portions of the surrounding towns of Amherst, Hollis and Merrimack. Pennichuck East serves a similar area in southern and central New Hampshire, east of the Merrimack River and Pennichuck Water’s core service area. Our revenues and operating results are therefore subject to local regulatory, economic, demographic, competitive and weather conditions in these areas. A change in any of these conditions could make it more costly or difficult for us to conduct our business. In addition, any such change would have a disproportionate effect on us, compared to water utility companies that do not have such a geographic concentration.
Weather conditions and overuse may interfere with our sources of water, demand for water services and our ability to supply water to our customers.
          We depend primarily on surface water from the Pennichuck Brook and, to a lesser extent, the Merrimack River in Nashua, New Hampshire to meet the present and future water demands of our customers. Unexpected conditions may interfere with our water supply sources. Drought and overuse may limit the availability of surface water. These factors might adversely affect our ability to supply water in sufficient quantities to our customers and our revenues and operating results may be adversely affected. Additionally, cool and wet weather, as well as drought restrictions and our customers’ conservation efforts, may reduce consumption demands, also adversely affecting our revenues and operating results. Furthermore, freezing weather may also contribute to water transmission interruptions caused by pipe and main breakage. If we experience an interruption in our water supply, it could have a material adverse effect on our operating results, financial condition and cash flows.
Contamination of our water supply may cause disruption in our services and adversely affect our operating results, financial condition and cash flows.
          Our water supply is subject to contamination from the migration of naturally occurring substances in groundwater and surface systems, as well as pollution resulting from man-made sources. In the event that our water supply is contaminated, we may have to interrupt the use of that water supply until we are able to substitute the flow of water from an uncontaminated water source through our interconnected transmission and distribution facilities. In addition, we may incur significant costs in order to treat the contaminated source through expansion of our current treatment facilities or development of new treatment methods. Our inability to substitute water supply from an uncontaminated water source, or to adequately treat the contaminated water source in a cost effective or timely manner, may have an adverse effect on our operating results, financial condition and cash flows.
The necessity for increased security has and may continue to result in increased operating costs.
          In the wake of the September 11, 2001 terrorist attacks and the ensuing attention to threats to the nation’s health and security, we have expended resources to increase security measures at our facilities and heighten employee awareness of threats to our water supply. We have also incurred expenses to tighten our security measures regarding the delivery and handling of certain chemicals used in our business. We will continue to bear increased costs for security precautions to protect our facilities, operations and supplies. We are not aware of any specific threats to our facilities, operations or supplies. However, it is possible that we would not be in a position to control the outcome of such events should they occur.
Damage to, or an upgrade of, any of our dams may adversely affect our financial condition, revenues, operating results and cash flows.
          Pennichuck Water owns seven dams, including four impounding dams which are situated on the Nashua and Merrimack border. A failure of any of those dams could result in injuries and property damage downstream for which we may be liable and which may adversely affect our financial condition, revenues and operating results. The failure of a dam would also adversely affect our ability to supply water in sufficient quantities to our customers and could adversely affect our financial condition, revenues, operating results and cash flows.
The success of our acquisition strategy depends significantly on the services of the members of our senior management team and the departure of any of those persons could cause our operating results to suffer.
          The success of our acquisition strategy depends significantly on the continued individual and collective contributions of our senior management team. If we lose the services of any member of our senior management or are unable to hire and retain experienced management personnel, it could harm our operating results.

Risks Related to Our Water Management Business
Our water management subsidiary’s revenue growth depends on its ability to enter into new operating contracts and maintain its existing contracts with municipalities, communities and non-transient, non-community water systems.
          In our target market of New Hampshire and nearby portions of Maine, Massachusetts and Vermont, municipalities and communities own and operate the majority of water systems. A significant portion of Service Corporation’s marketing and sales efforts is spent demonstrating the benefits of contract operations to elected officials and municipal authorities. Employee unions and certain “public interest” groups generally oppose the principle of outsourcing these services to companies like us and are active opponents in this process. The political environment means that decisions are made based on many factors, not just economic factors. There can be no assurance that we can maintain or expand our water management business.
Our water management subsidiary’s business depends on trained, qualified employees.
          State regulations set the staff training, experience and staff qualification standards required for Service Corporation’s employees to operate specific water facilities. We must recruit, retain and develop qualified employees, maintain training programs and support employee advancement. We must provide the proper management and operational staff of state-certified and qualified employees to support the operation of water facilities. Failure to do so could put us at risk, among other things, for operational errors at the facilities, which could have an adverse effect on our water management business.
Our water management subsidiary’s business is subject to environmental and water quality risks.
          Clients of Service Corporation are owners of the facilities that we operate under contract. The facilities must be operated in accordance with various federal and state water quality standards. We also handle certain hazardous materials at these facilities, for example, sodium hydroxide. Any failure of our operation of the facilities, including noncompliance with water quality standards, hazardous material leaks and spills, and similar events, could expose us to environmental liabilities, claims and litigation costs. There is no assurance that we will successfully manage these issues and failure to do so could have a material adverse effect on our future results of operations.
Risks Related to Our Real Estate Activities
The cost of obtaining development permits and other land use approvals, as well as fluctuations in interest rates, construction costs and economic conditions prevailing in the Nashua/Merrimack area and the supply of investment capital for commercial real estate and related assets, could adversely affect the value of our undeveloped land.
          Primarily through our Southwood subsidiary, we own or control several parcels of non-utility undeveloped land in Nashua and Merrimack, New Hampshire, comprising approximately 450 acres. During the next several years, if and to the extent that opportunities arise, we expect to pursue, directly or indirectly, the permitting and other land use approvals necessary to realize some or all of the value of those parcels. We may undertake those efforts either alone or in concert with others. The value we realize for our undeveloped land will depend primarily on whether development permits and other land use approvals can be obtained in a timely, cost effective manner. The process of obtaining such permits and approvals is inherently uncertain, lengthy and expensive. The value of our undeveloped land may also be affected by fluctuations in interest rates, construction costs and economic conditions prevailing in the Nashua/Merrimack area and the supply of investment capital for commercial real estate and related assets.

Other Risks
There is a limited trading market for our common stock; you may not be able to resell your shares at or above the price you pay for them.
          Although our common stock is listed for trading on the NASDAQ Global Market, the trading in our common stock has substantially less liquidity than many other companies quoted on the NASDAQ Global Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our common stock at any given time. This presence in turn depends on the individual decisions of investors and general economic and market conditions over which we have no control. As a consequence of the limited volume of trading in our common stock, a sale of a significant number of shares of our common stock in the open market could cause our stock price to decline.
We are subject to anti-takeover measures that may be used by existing management to discourage, delay or prevent changes of control that might benefit non-management shareholders.
•	Classified Board of Directors
     We have a classified Board of Directors, which means only one-third of the directors are elected each year. A classified board can make it harder for an acquirer to gain control by voting its candidates onto the Board of Directors and may also deter merger proposals and tender offers. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of the board.
•	Authorized Shares
     Our Articles of Incorporation authorize the issuance of 11,500,000 shares of common stock and 115,000 shares of preferred stock. The shares of common stock and preferred stock were authorized in an amount greater than intended to be issued to provide our Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and employee stock option grants. However, these additional authorized shares may also be used by the Board of Directors to deter future attempts to gain control of the Company. The Board of Directors has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board has the power to issue a series of preferred stock that would have the effect of discouraging or blocking a post-tender offer merger or other transaction by a third party.
•	Shareholder Rights Plan
     Our Board of Directors has adopted a shareholder rights plan. The rights plan is intended to improve the bargaining position of our Board of Directors in the event of an unsolicited offer to acquire the Company’s outstanding common stock. Under the terms of the rights plan, a preferred stock purchase right is attached to each share of our common stock that is currently outstanding or becomes outstanding before the rights become exercisable, are redeemed or expire. The rights will become exercisable only if an individual or group has acquired or obtained the right to acquire or announced a tender or exchange offer that if consummated would result in such individual or group acquiring beneficial ownership of 15% or more of our outstanding common stock. Upon the occurrence of a triggering event, the rights will entitle every holder of our common stock, other than the acquirer, to purchase our stock or stock of our successor on terms that would likely be economically dilutive to the acquirer. Our Board of Directors, however, has the power to amend the rights plan so that it does not apply to a particular acquisition proposal or to redeem the rights for a nominal value before they become exercisable. We believe these features will likely encourage an acquirer to negotiate with our Board of Directors before commencing a tender offer or to condition a tender offer on the board taking action to prevent the rights from becoming exercisable.
     Effective March 2, 2009, the Rights Agreement was amended to give the Board of Directors the right, in its sole discretion, to determine if any individual or group (including all of their affiliates and associates) should be exempted from being the beneficial owner and/or acquiring beneficial ownership of 15% or more of the outstanding common stock of the Company subject to certain terms and conditions (if any) that the Board of Directors may establish for said exemption.
•	Supermajority Shareholder Approval May be Required for Fundamental Transactions with an “Interested Shareholder”
     Our Articles of Incorporation require that certain fundamental transactions must be approved by the holders of two-thirds of each class of stock entitled to vote and two-thirds of the total number of shares entitled to vote, unless a majority of “disinterested directors” has approved the transaction and other specified conditions are satisfied, in which case the required shareholder approval will be the minimum approval required by applicable law. The transactions that are subject to this provision are various fundamental transactions between us and an “interested shareholder” or an affiliate of that shareholder. These transactions include certain sales or other dispositions of our assets, certain issuances of our capital stock, certain transactions involving our merger, consolidation, division, reorganization, dissolution, liquidation or winding up or certain amendments of our Articles of Incorporation or bylaws. We believe that the interested shareholder provision will likely encourage an acquirer to negotiate with the Board of Directors before commencing a tender offer.
Approval of the NHPUC would be required for any acquisition of the Company and the NHPUC would consider factors other than what is in the best interest of our shareholders.
          Our water utility subsidiaries are regulated by the NHPUC. The NHPUC takes the position that under New Hampshire law, water utility holding companies may not be acquired unless and until there is an order of the NHPUC approving the acquisition. In practice, companies acquiring water utility holding companies in New Hampshire have typically sought NHPUC approval as a condition of any transaction. The NHPUC may approve an acquisition only if it determines that the acquisition will not have an adverse effect on rates, terms, service or operation of the utilities and is lawful, proper and in the public interest.
FORWARD-LOOKING STATEMENTS
Certain statements in this prospectus, or incorporated by reference into this prospectus, are forward-looking statements intended to qualify for safe harbors from liability under the Private Securities Litigation Reform Act of 1995, as amended (and codified in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). The statements are made based upon, among other things, our current assumptions, expectations and beliefs concerning future developments and their potential effect on us. These forward-looking statements involve risks, uncertainties and other factors, many of which are outside our control which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. In some cases you can identify forward-looking statements where statements are preceded by, followed by, or include the words “in the future,” “believes,” “expects,” “anticipates,” “plans” or similar expressions, or the negative thereof.
     Forward-looking statements involve risks and uncertainties, and there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Such factors include, among other things, whether eminent domain proceedings are successful against some or all of our water utility assets, the success of applications for rate relief, changes in governmental regulations, changes in the economic and business environment that may impact demand for our water and real estate products, changes in capital requirements that may affect our level of capital expenditures, changes in business strategy or plans and fluctuations in weather conditions that impact water consumption. These risks and others are described elsewhere in this prospectus, including particularly under the caption “Risk Factors.” We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
THE PLAN
          The text of the Dividend Reinvestment and Common Stock Purchase Plan of Pennichuck Corporation, as amended to date, is set forth below in its entirety. The Plan is written in a simple question and answer format. We expect to continue to pay quarterly dividends on shares of our common stock in the future. However, we cannot assure you that we will definitely pay dividends in the future. If you are a stockholder and do not participate in this Plan, you will continue to receive cash dividends, if and as declared, in the usual manner as we declare and pay them.
Purpose
1. What is the purpose of the Plan?
          The purpose of the Plan is to provide owners of our common stock and Pennichuck full-time employees and customers with a convenient and economical method to invest cash dividends paid on shares of Pennichuck common stock, as well as optional cash payments, in additional shares of Pennichuck common stock, without payment of any brokerage commission or service charge.
Advantages and Disadvantages
2. What are the advantages of the Plan?
•	You can reinvest cash dividends paid on your shares of common stock in additional shares automatically.

•	You may purchase additional shares of common stock by making optional cash payments of at least $40 and not exceeding $1,000 per calendar month. As more fully explained in Questions 15 through 17 below, optional cash payments may be made by check or money order, or by payroll deductions for full-time employees of Pennichuck and its subsidiaries.

•	Full-time Pennichuck employees and customers of Pennichuck water utility and water management services subsidiaries, including all members of households served by these subsidiaries, who do not presently own shares of common stock may become participants as more fully explained in Questions 7 and 8 below.

•	You will not pay any commission or service charge in connection with purchases under the Plan.

•	Full investment of dividends is possible under the Plan because the Plan permits fractions of shares, as well as full shares, to be credited to your account. In addition, dividends on fractions of shares, as well as full shares, in your Plan account will be credited to such account.

•	The Plan provides for simplified record keeping and regular statements of account for shares credited under the Plan.

•	The Plan also provides, for a fee of $7.50, for the safekeeping of stock certificates for shares credited under the Plan.

•	Shares held in your Plan account may be sold directly without the issuance of physical certificates or the involvement of a broker.

•	You may buy shares conveniently and economically by check or money order. If you are a full-time Pennichuck employee, you may also purchase shares through payroll deductions as more fully explained in Question 16 below.

•	You may deposit some or all of the shares of common stock of Pennichuck Corporation currently held by you in stock certificate form into your Plan account for safekeeping or for sale.

•	You may withdraw some or all of your shares held in your Plan account and request to receive a certificate at any time.

•	You may complete all your share transactions including purchases, sales and requests for certificates on the Internet through www.amstock.com.
3. What are the disadvantages of the Plan?
•	All dividends paid on shares credited to your account under the Plan must be reinvested under the Plan.

•	We will not pay you any interest on optional cash payments held by the Plan Administrator before the monthly investment date.

•	If you send us money to buy stock through the Plan, we will return that money to you, without interest, if it is below the minimum amount allowed. We will also return to you, without interest, money you send that is above the maximum amount allowed.

•	If the shares that you purchase under the Plan are purchased directly from us, we will not determine the purchase price until the applicable monthly investment date. As a result, you will not know the actual price per share or number of shares you will purchase until that date.

•	If the shares that you purchase under the Plan are purchased in the open market or negotiated transactions with third parties, we will not determine the purchase price until the required number of shares have been acquired and the resultant weighted average purchase price has been calculated.

•	If you decide to make optional cash investments through the Plan, your cash payment may be exposed to changes in market conditions for a longer period of time than if you had arranged to buy shares through a broker.

•	You cannot pledge shares of common stock deposited in your Plan account until you withdraw the shares from the Plan.

•	You generally will pay tax on the amount of any brokerage commissions that we pay in connection with your reinvestment of dividends or optional cash purchases where the shares so purchased were acquired by the Plan Administrator in the open market or from third parties.
4. Does participation in the Plan involve any risk?
          The risk to shareholders, customers and full-time employees who participate in the Plan is the same as with any other investment in shares of Pennichuck common stock. If you purchase common stock under the Plan, you lose any advantage otherwise available from being able to select the timing of your investment. You should also recognize that, like any investment, Pennichuck cannot assure you of a profit or dividend, or protect you against a loss on the shares purchased under the Plan.
Administration
5. Who administers the Plan?
          American Stock Transfer & Trust Company administers the Plan. The Plan Administrator will purchase and hold shares of common stock acquired through the Plan, maintain records, send statements of account and perform other duties relating to the Plan. Pennichuck and the Plan Administrator are not affiliated. The Plan Administrator does not make a market in the common stock.
          Shares purchased under the Plan will be held by the Plan Administrator until you terminate your participation in the Plan or until you submit a request for withdrawal of all or part of your shares. Shares purchased under the Plan and held by the Plan Administrator will be registered in its name or the name of one of its nominees. Pennichuck may replace the Plan Administrator at any time. In the event that the Plan Administrator should cease to administer the Plan, Pennichuck will make such other arrangements as it deems appropriate for the administration of the Plan.
          Enrollment and transaction requests (other than full-time employee requests dealing with payroll deductions) should be sent to the Plan Administrator as follows:
American Stock Transfer & Trust Company
Attn: Dividend Reinvestment Department
P.O. Box 922
Wall Street Station
New York, NY 10269
          Questions or requests regarding payroll deductions should be addressed to Pennichuck’s Human Resources Department. Any other questions or correspondence concerning the Plan should be addressed to the Plan Administrator as follows:

Telephone: 1-877-739-9934
Internet: www.amstock.com
Mail:
American Stock Transfer & Trust Company
Attn: Shareholder Services
59 Maiden Lane
New York, NY 10038
Participation
6. Who is eligible to participate?
(a)	Shareholders. All holders of record of Pennichuck common stock are eligible to participate in the Plan. Beneficial owners whose shares are registered in names other than their own (for example, in the name of a broker or bank nominee) must arrange with the shareholder of record for participation. If for any reason a beneficial owner is unable to arrange participation with his or her broker or bank nominee, he or she must become a record holder by having at least one share transferred to his or her own name in order to participate in the Plan.

(b)	Customers. All customers of Pennichuck water utility and water management services subsidiaries are eligible to participate in the Plan, as well as all members of households served by them. Water consumers in the franchise territory served by Pennichuck who are not customers, such as renters and condominium owners, may participate in the Plan.

(c)	Employees. All full-time employees of Pennichuck and its subsidiaries are eligible to participate in the Plan.
          A customer or employee may participate in his or her own name, in the joint name of the customer or employee and another person, or in his or her name as custodian or trustee for another person, by marking the Enrollment Application in the appropriate manner.
7. How does an eligible shareholder, customer or employee participate?
          You may join the Plan by completing and signing an Enrollment Application and returning it by mail to the Plan Administrator. An Enrollment Application may be obtained at any time by telephone or written request to the Plan Administrator at the above telephone number or address, or to Pennichuck at 603-882-5191, 1-800-553-5191 or P.O. Box 1947, Merrimack, New Hampshire 03054-1947, Attention: Investor Relations. The Enrollment Application may also be downloaded from the Internet site, www.amstock.com.
          In order for a shareholder to participate in the Plan, the Enrollment Application and any written notification of other instructions must be signed by or on behalf of all owners of record of the relevant shares. When such shares are held in more than one name (i.e. joint tenants, co-trustees, etc.), all registered holders must sign. When an Enrollment Application or written notification is signed by an executor, administrator, trustee or guardian, or as attorney, the capacity in which the Enrollment Application or notification is signed must be specified. An Enrollment Application or written notification by a shareholder, which is a corporation or other organization, should be signed by an authorized officer or other official, identified as such.

          A customer does not need to be a registered holder of Pennichuck common stock to join the Plan but, by executing the Enrollment Application, agrees to have at least $100 of common stock purchased on his or her behalf on the next monthly investment date (as defined under Question 9). Each Enrollment Application for a customer who is not a registered stockholder must be accompanied by a check for at least $100, but not more than $1,000.
          If you are a Pennichuck employee, you have two options for enrolling in the Plan. You can enroll in the Plan by submitting an Enrollment Application to the Plan Administrator with an initial investment of at least $100 and no more than $1000, as outlined above. Alternately, you can choose to enroll via payroll deductions. If you elect this option for enrollment, you should contact Pennichuck’s Human Resources Department to obtain an Enrollment and Payroll Deduction Authorization Form, and you should forward the form to that department once completed. Employees who enroll via payroll deductions need not make an initial investment of $100; rather they can enroll by making optional cash payments as described in Question 16 below.
          You must furnish your Federal tax identification number when opening a Plan account. You automatically continue in the Plan unless you notify the Plan Administrator in writing that you wish to withdraw (see Question 26). If you cease to be a Pennichuck customer or employee, you may continue to participate in the Plan as long as at least one whole share of common stock is registered in your name or held through the Plan. Current participants do not need to complete and return a new Enrollment Application unless they wish to change their type of participation or withdraw from the Plan.
8. What does the Enrollment Application provide?
          The Enrollment Application allows you to decide the extent to which you want to participate in the Plan. By checking the appropriate box on the Enrollment Application and supplying any required information, you elect one of the following investment options:
•	FULL DIVIDEND REINVESTMENT—reinvest all dividends on all of the shares of common stock registered in your name, as well as on all the shares credited to your account under the Plan; you may also invest by making optional cash payments in the amount of $40 to $1,000 per month.

•	PARTIAL DIVIDEND INVESTMENT—reinvest all dividends on a specific number of shares of common stock registered in your name as set forth in the Enrollment Application, as well as 100% of the dividends on all of the shares credited to your account under the Plan; you may also invest by making optional cash payments in the amount of $40 to $1,000 per month.
          If a signed Enrollment Application is returned without one of the boxes checked, you will be enrolled under the “Full Dividend Reinvestment” option. If a signed Authorization Form is returned with the “Partial Dividend Reinvestment” box checked but without designating the number of shares of common stock registered in your name for which cash dividends are to be reinvested, the form will be returned to you for completion.
          A customer who desires to participate in the Plan must direct the Plan Administrator to purchase shares with an initial investment of at least $100, but not more than $1,000, enclosed with the signed Enrollment Application.
          An employee who desires to participate in the Plan via payroll deductions must indicate this on the Enrollment and Payroll Deduction Authorization Form and must return the form to Pennichuck’s

Human Resources Department, rather than to the Plan Administrator. An employee who desires to participate, but who does not choose to make contributions via payroll deductions, must forward his or her Enrollment Application to the Plan Administrator. He or she must direct the Plan Administrator to purchase shares with an initial investment of at least $100, but not more than $1,000, enclosed with the signed Enrollment Application.
          A shareholder, customer or employee may not participate in the Plan solely with respect to optional cash payments. All of the dividends on at least one (1) share registered in your name, and all dividends on shares credited to your account under the Plan, must be reinvested under the Plan.
          No matter which of the above options is chosen, all shares purchased under the Plan and held in the Plan account will be subject to automatic dividend reinvestment, and the dividends on all such shares will automatically be reinvested in common stock at a purchase price per share of common stock determined under this Plan, as more fully explained in Question 12 below.
9. When may a new participant join the Plan?
          A Pennichuck shareholder, customer or employee may join the Plan as of any “monthly investment date.” For each month in which a dividend is paid, the monthly investment date is the same date as the “dividend reinvestment date.” This is the date for the payment of dividends as fixed by the Board of Directors of Pennichuck from time to time. We have generally paid dividends on the common stock on or about the first business day of March, June, September and December. Dividends are paid to owners of shares on a certain record date, generally two weeks preceding the payment date (the “dividend record date”). In all months in which a dividend is not paid, the monthly investment date is the first day of the month.
          If your Enrollment Application is accompanied by an initial investment and is received by the Plan Administrator on or prior to the business day preceding a monthly investment date, you will be enrolled in the Plan as of the next monthly investment date. If the Enrollment Application is received by the Plan Administrator after the business day preceding a dividend record date, the reinvestment of dividends will not begin until the second succeeding dividend reinvestment date. If you are a shareholder and are enrolling only through the reinvestment of dividends, you will thus not be enrolled in the Plan until the next applicable dividend reinvestment date.
          Alternatively, if you are a record owner of our common stock, you may join the Plan by completing and signing an Enrollment Application and returning it to the Plan Administrator. You may obtain an Enrollment Application by telephoning the Plan Administrator at 1-877-739-9934 or Pennichuck at 603-882-5191 or 1-800-553-5191.
          The Enrollment Application may also be downloaded from the Internet site, www.amstock.com.
          If you are a beneficial owner and wish to join the Plan, you must contact your bank, broker or other nominee to have shares transferred to you so that they are registered in your own name. You may then participate by simply completing and signing an Enrollment Application and returning it to the Plan Administrator.
          The Plan Administrator must receive funds for initial investments and optional cash payments at least one business day before a monthly investment date in order for the funds to be invested on that date

Costs
10. Are there any expenses in connection with purchases under the Plan?
          You do not pay any brokerage commissions, service charges or fees on shares you purchase through reinvestment of dividends or optional cash purchases. We pay all costs of administration of this Plan.
          You may instruct the Plan Administrator to sell shares held in your Plan account at any time. Shares will be sold at the then current market price. A transaction fee of $15 plus a brokerage commission of $.10 per share will be automatically deducted from your proceeds when your payment check is mailed.
Purchases
11. Where will the common stock purchased under the Plan come from?
          The Plan Administrator will purchase stock:
•	directly from us;

•	in the open market;

•	in privately negotiated transactions with third parties; or

•	a combination of any of the above.
          Each quarter we will decide how the Plan Administrator will purchase stock. We will not provide you with any written notice about the source of the common stock to be purchased.
12. What will be the price of the common shares purchased under the Plan?
          The price per share of common stock purchased under the Plan will be:
•	for shares purchased directly from us, the average of the closing bid prices for our common stock as quoted by The Nasdaq National Market for the five trading days immediately preceding the applicable monthly investment date.

•	for shares purchased in the open market or in privately negotiated transactions with third parties, the weighted average of the actual prices that the Plan Administrator pays for all of the common stock purchased for the applicable monthly investment date.

•	for shares purchased through a combination of these methods, the weighted average of the respective prices determined as set forth above for all of the common stock purchased for the applicable monthly investment date.
13. How many common shares will I be purchasing through the Plan?
          The number of shares of common stock that you purchase depends on several factors, including:
•	the amount of the dividends you reinvest;

•	the amount of any optional cash payment you make; and

•	the purchase price of the common stock on the applicable monthly investment date.
          The Plan Administrator will credit your account with a number of shares, including fractions computed to three decimal places, equal to the total amount to be invested divided by the applicable purchase price. The only limit on the number of shares available for purchase directly from us is the number of shares of common stock registered for issuance under the Plan; there is no limit on the number of shares available for purchase in the open market for issuance under the Plan.
          The shares purchased for you under the Plan will be held separately from the shares of common stock which you purchase (or have previously purchased) outside the Plan and hold in your own name.
14. When will purchases of common shares be made?
          Purchases of common shares from Pennichuck, and the transfer of shares to accounts under the Plan, will be made as of the close of business on the relevant monthly investment date (for an explanation of “monthly investment date” see Question 9). In such case, dividend and voting rights normally will commence on the day after the monthly investment date. In the event shares are purchased in the open market or through private negotiation with third parties, the transfer of shares to accounts under the Plan will be made as soon as possible after the required number of shares have been acquired by the Plan Administrator, but not earlier than the relevant monthly investment date.
          No interest will be paid by Pennichuck or the Plan Administrator on cash dividends held under the Plan.
Optional Cash Payments and Initial Investments
15. How do optional cash payments and initial investments work?
          On each monthly investment date, the Plan Administrator will invest optional cash payments and initial cash investments received from Pennichuck shareholders, customers and employees, by purchasing shares of common stock to be credited to the participant’s account. Optional cash payments from Shareholders already enrolled in the Plan and initial cash investments must be received by the Plan Administrator not later than the business day preceding a monthly investment date to be effective on such monthly investment date. NO INTEREST WILL BE PAID ON OPTIONAL CASH PAYMENTS OR INITIAL INVESTMENTS.
          Each optional cash payment must be at least $40, and each initial cash investment must be at least $100. No initial cash investment or monthly optional cash payment may exceed $1,000.
16. How do optional cash payments and initial investments work for Pennichuck employees who choose to enroll via payroll deductions?
          Pennichuck employees who choose to enroll via payroll deductions are not required to make an intital investment. Instead, they may enroll by electing to make optional cash payments by deducting an amount of at least $10 per week and no more than $250 per week from their weekly paychecks. Employees should designate this weekly deduction amount on the Enrollment and Payroll Deduction Authorization Form and forward the form to Pennichuck’s Human Resources Department. Human Resources will forward the necessary information to the Plan Administrator. Employees who elect to participate via payroll deduction and who would like to change their form of participation must contact Pennichuck’s Human Resources Department.

17. How are optional cash payments and initial investments made?
          Optional cash payments may not exceed $1,000 in any calendar month. Any amount in excess of $1,000 will be returned to you. For purposes of this limitation, at the Plan Administrator’s discretion, all Plan accounts under common control or management may be aggregated and deemed to be one account. The Plan Administrator will purchase as many whole shares and fractional shares, computed to three decimal places, of common stock as can be purchased with the amount submitted. There is no obligation to make any optional cash payment; however, each optional cash payment must be at least $40 per month. Optional cash payments cannot be made if you do not have dividends reinvested under the Plan.
          If you are not a Pennichuck employee participating through payroll deductions, optional cash payments must be made by personal check or money order, payable in U.S. dollars to the Plan Administrator. Checks must be drawn against U.S. banks. Optional cash payments may be mailed to the Plan Administrator at the following address:
American Stock Transfer & Trust Company
Attn: Dividend Reinvestment Department
P.O. Box 922
Wall Street Station
New York, NY 10269-0560
          OPTIONAL CASH PAYMENTS FORWARDED TO ANY OTHER ADDRESS DO NOT CONSTITUTE VALID DELIVERY. Optional cash payments should be mailed with the tear-off portion of your account statement or your purchase transaction advice mailed to you after a purchase is completed by the Plan Administrator. Optional cash payments can also be made online at www.amstock.com.
          Cash payments constituting an initial investment must be accompanied by an Enrollment Application. New investors may call the Plan Administrator for an Enrollment Application to accompany their initial investment. The Enrollment Application may also be downloaded from the Plan Administrator’s internet site (www.amstock.com) and then mailed to the Plan Administrator. Thereafter, optional cash payments may be made as set forth above.
          You may stop the investment of your optional cash payment or initial investment (and receive a refund of that amount) if the Plan Administrator receives your written request for a refund no later than 48 hours prior to the monthly investment date. Optional cash investments that are not invested within 35 days of receipt by the Plan Administrator will be returned to you.
          In the event that your check is returned unpaid for any reason, the Plan Administrator will consider the request for investment of such funds void and without effect and will immediately remove from your account any shares purchased upon the prior credit of such funds. The Plan Administrator may then sell such shares to satisfy any uncollected amounts. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of the uncollected amounts, the Plan Administrator will be entitled to sell additional shares from your account to satisfy the uncollected balance.

18. Will shares I acquire through optional cash payments and initial investments be subject to automatic dividend reinvestment?
          Yes. All dividends paid on shares you acquire through optional cash payments and initial investments, so long as the shares are held in your Plan account, will be automatically reinvested in shares of common stock. If certificates for shares acquired through optional cash payments and initial investments are issued, the dividends paid on such shares will continue to be reinvested unless you elect to have them paid in cash by submitting a new Enrollment Application to the Plan Administrator. Shares must be in your account as of a record date in order to receive dividends on the next dividend reinvestment date.
Reports
19. How will I be advised of my purchases of shares?
          The Plan Administrator will send you a quarterly account statement showing the activity and balance in your Plan account. Your account statement will also show the total number of shares you purchased through the Plan to date during the calendar year, as well as the total number of shares held in your account as of the dividend reinvestment date. Each time a purchase is made for you under the Plan, you will also receive a confirmation advice reflecting your purchase price and the number of shares acquired. You may also view your transaction history online by logging into your account. Details available online include share price, transaction type and date.
          The final quarterly statement for each year will show all pertinent information for that calendar year. You should keep this statement for tax purposes. The Plan Administrator may charge you a fee if you request additional copies of your prior account statements.
          In addition, you will receive copies of the same communications sent to every other shareholder, including Pennichuck’s quarterly reports, annual report, notice of shareholders’ meeting and proxy statement, and income tax information for reporting dividends paid by Pennichuck.
Dividends on Shares held under the Plan
20. Will I be credited with dividends on shares held in my account under the Plan?
          Yes. Pennichuck pays dividends, if and as declared, to the record holders of all its shares. As the record holder for participants, the Plan Administrator will be entitled to receive dividends for all shares credited to Plan accounts on the record date. The Plan Administrator will credit such dividends to you on the basis of full and fractional shares held in your account. All cash dividends on shares held under the Plan will automatically be reinvested in additional shares of common stock under the Plan. In the unlikely event that your dividends are not reinvested within 30 days of the dividend reinvestment date, they will be returned to you.
21. When will I be paid dividends on common stock purchased through the Plan?
          You will receive dividends on those shares purchased through the Plan for which you are the shareholder of record as of the record date for a dividend as set by the Board of Directors (normally two weeks before the respective dividend payment date). Any shares purchased between a dividend record date and corresponding dividend reinvestment date will not earn dividends until the following dividend reinvestment date.

Certificates for Shares
22. Will share certificates be issued for common shares purchased?
          Normally we will not issue certificates for shares that you purchase under the Plan. Your account statement will show the number of shares held in your Plan account. In addition to minimizing the costs of the Plan, this protects against loss, theft or destruction of stock certificates.
          However, you may at any time request that the Plan Administrator issue you a certificate for any whole number of shares of common stock, up to the number of full shares credited to your Plan account, even though you wish to remain in the Plan. The Plan Administrator will generally issue certificates approximately three (3) business days after it receives your request. Please use the transaction request form attached to the bottom of your account statement and mail it to:
American Stock Transfer & Trust Company
Attn: Dividend Reinvestment Department
P.O. Box 922
Wall Street Station
New York, NY 10269-0560
          You may also use the Internet at www.amstock.com or the interactive voice response system (IVR) at the toll free telephone number 1-877-739-9934 to submit your requested transaction.
          Future dividends on one or more shares for which you request a stock certificate will be reinvested under the Plan. If you request certificates for less than all of the stock in your Plan account, any remaining full shares and fractional shares will remain in your Plan account. We may withdraw you from the Plan and pay you cash for your fractional shares if your Plan account is less than one whole share as a result of withdrawals or sales of stock and you are not reinvesting dividends from any stock registered in your name.
          Shares credited to your account under the Plan may not be pledged or assigned while held in the Plan, and any such pledge or assignment will be void. If you wish to pledge or assign your Plan shares you must request that certificates for such shares be issued in your name.
          We will not issue certificates for fractional shares under any circumstances.
23. In whose name will accounts be maintained and certificates registered when issued?
          Accounts for shareholder participants will be maintained in the name or names in which the certificates for shares of common stock were registered when you entered the Plan. Accounts for customer and employee participants will be maintained in the name or names designated on the Enrollment Application or Enrollment and Payroll Deduction Authorization Form when such customer or employee enrolled in the Plan. When we issue stock certificates, we will register them in your name as it appears on your Plan account.
          You may ask the Plan Administrator to issue certificates in names other than the Plan account name, but you must comply with any applicable laws and you must pay any applicable taxes. You must make this request in writing, and your signature must be guaranteed by a qualified medallion guarantee member.

          You may also transfer shares held in your Plan account to another person. Transfers can be made in book-entry form or a certificate will be issued and sent to the new owner by first class mail. You can transfer to a person who already has a Plan account, or you can set up a new Plan account if the person does not have one. Follow the steps below to complete your transaction.
•	Call the Plan Administrator to request a Plan brochure and Enrollment Application. Complete the form providing the full registration name, address and social security number of the new participant.

•	The completed Enrollment Application should be sent along with a written request indicating the number of shares (full and fractional if any) which should be transferred to the new participant. All individuals in the current Plan account must sign the instructions. The signatures must be guaranteed by a bank, broker or financial institution that is a member of a Medallion Signature Guarantee Program.
Changing Type of Participation; Withdrawal from Participation
24. How can I change my type of participation?
          You may change the type of your participation in the Plan at any time by completing an Enrollment Application and returning it to the Plan Administrator at the address set forth in Question 5 above. An Enrollment Application and return envelope may be obtained as stated in the answer to Question 7 above. For a change regarding the reinvestment of dividends to be effective as of the next succeeding dividend reinvestment date, your Enrollment Application must be received by the Plan Administrator not later than the last business day before the corresponding dividend record date. In order for a change regarding an optional cash payment to be effective as of the next succeeding monthly investment date, your Enrollment Application must be received by the Plan Administrator not later than the last business day before that date.
          If you are a Pennichuck employee and wish to make changes regarding contributions to the Plan via payroll deductions, you should contact Pennichuck’s Human Resources Department.
25. May I withdraw from the Plan?
          Yes. The Plan is entirely voluntary and you may withdraw at any time.
26. How do I withdraw from the Plan?
          You may withdraw from the Plan at any time using the tear-off stub at the bottom of your account statement and forwarding it to the Plan Administrator at the address set forth in Question 5 above. When you withdraw from the Plan, or upon termination of the Plan by Pennichuck, you will receive certificates for any whole shares credited to your account under the Plan and a cash payment for any fractional share held in your Plan account. The value of such share certificates and cash payment received in lieu of fractional share interest may be greater than, equal to, or less than the amount you paid for such shares and fractional share interest.
          If the Plan Administrator receives your request to withdraw from the Plan at least three business days before any dividend reinvestment date, you will once again receive cash dividends on whole shares you own beginning with that dividend payment date. However, the Plan Administrator will invest any optional cash payment it has received from you.

          If the Plan Administrator receives your request to withdraw from the Plan less than three business days before the dividend reinvestment date, the Plan Administrator will process your request as promptly as possible; however, your cash dividend and any optional cash payment then held by the Plan Administrator will be reinvested on that date.
          If you are a Pennichuck employee who has been making optional cash payments via payroll deductions, you must also notify Pennichuck’s Human Resources Department if you intend to withdraw from the Plan.
          A Pennichuck shareholder may elect to re-enroll in the Plan at any time pursuant to the procedures outlined in Question 7 and 8.
27. May I discontinue dividend reinvestment on shares held outside my Plan account without withdrawing from the Plan?
          Yes, so long as at least one whole share is held through the Plan, you may discontinue the automatic reinvestment of the dividends on the shares held outside the Plan account, without withdrawing from the Plan, by filing a new Enrollment Application to change the type of your participation. However, the dividends on the shares held in your Plan account will continue to be fully reinvested.
28. May Pennichuck terminate my participation in the Plan?
          If you do not own at least one whole share held through the Plan, your participation in the Plan may be terminated. We may also terminate your participation in the Plan after written notice in advance mailed to you at the address appearing on the Plan Administrator’s records.
29. What happens when I sell or transfer some or all of the shares registered in my name?
          If you dispose of some or all shares of common stock registered in your name (as opposed to shares held through the Plan), that transfer will not affect your participation in the Plan; however, if less than one whole share is held in the Plan account, you may receive a cash payment for the fractional share, and, in that case, the Plan account will be closed. As long as at least one whole share is held in the Plan account, the Plan Administrator will continue to fully reinvest the dividends on the shares credited to your account under the Plan until notified that you wish to withdraw from the Plan. If you desire to dispose of all shares credited to your account under the Plan, you first must withdraw from the Plan as described in Question 26 above. An administrative fee and brokerage commission will be charged in the event you ask the Plan Administrator to sell the shares held in your Plan account, see Question 31 below.
30. What happens to the whole shares and fractions of a share when I withdraw from the Plan?
          When you withdraw from the Plan, a certificate for your whole shares and a cash adjustment representing any fraction of a share will be mailed directly to you at the address indicated by your written notice, if one is so indicated; otherwise to the address then appearing in the Plan Administrator’s records. The fractional share cash payment will be based on the closing bid price of the common stock as quoted through The Nasdaq National Market for the business day on which the withdrawal request is received, or if there is no such quotation for such day, then for the next-following day for which there is such a quotation.

31. Whom do I call if I want to sell my stock?
          If you desire to sell any or all shares held in your Plan account, you may instruct the Plan Administrator to sell such shares in one of three ways:
•	Go to www.amstock.com and log into your account. You may sell shares in two easy steps; or

•	Call the toll-free telephone number to access the Administrator’s automated telephone system with your sales order; or

•	Complete and sign the tear-off portion of your account statement or purchase confirmation and mail the instructions to the Plan Administrator. If there is more than one individual owner on the Plan account, all participants must sign the tear-off portion of the account statement or purchase confirmation.
          As with purchases made in the open market, the Plan Administrator aggregates all requests to sell shares and then sells the total share amount on the open market through a broker. Sales will be made no less than once a week and may be made as often as daily at the discretion of the Plan Administrator. The selling price will not be known until the sale is completed. The proceeds of the sale, less an administrative fee of $15 and brokerage commission of $.10 per share, will be sent to you by check within four days following the sale.
          Participants should be aware that the price of Pennichuck common stock may fluctuate during the period between a request for sale, its receipt by the Plan Administrator and the ultimate sale on the open market. Instructions sent to the Plan Administrator may not be rescinded.
          Alternatively, if you desire to sell shares of stock held in the Plan or received upon withdrawal from the Plan, you may follow the normal procedures utilized to sell securities. You must first request that your shares held under the Plan be converted to certificates (see Question 22 above); you may then contact your usual stockbroker to arrange for such sale.
Other Information
32. If Pennichuck issues rights to purchase securities to the holders of common shares, how will the rights on Plan shares be handled?
          If we issue rights to purchase additional shares of our common stock or any other securities to holders of our common stock, the Plan Administrator will sell those rights relating to shares of common stock held by the Plan Administrator for participants and invest the proceeds in additional shares of common stock on the next monthly investment date. In the event that those rights are not saleable or detachable, the Plan Administrator will hold those rights for your benefit. If you wish to receive any rights directly, you may do so by sending to the Plan Administrator, at least five (5) business days before the record date for the rights offering, a written request that certificates for shares in your Plan account be sent to you.
33. What happens if Pennichuck declares a stock split or stock dividend?
          The Plan Administrator will add any shares resulting from a stock split or stock dividend, on shares you hold in your Plan account, to your Plan account. We will issue any shares resulting from a stock split, on stock held by you outside the Plan, in the same manner as we would if you were not participating in this Plan. Transaction processing under the Plan may be curtailed or suspended until the completion of any stock dividend, stock split or other corporate action.
34. How will my shares held under the Plan be voted at meetings of shareholders?
          You will receive a proxy card covering those whole shares of common stock credited to your account under the Plan and those shares registered in your name that are not within the Plan. If the proxy card is returned properly signed and marked for voting, all of the shares will be voted as marked. Alternatively, you may vote in person at shareholders’ meetings.
          If a proxy card is returned properly signed but without indicating instructions as to the manner in which shares are to be voted with respect to any items, all of your shares will be voted (to the extent legally permissible) in accordance with the recommendations of Pennichuck’s Board of Directors. This procedure is consistent with the actions taken with respect to shareholders who are not participating in the Plan and who return properly signed proxy cards and do not provide voting instructions. If the proxy card is not returned, or if it is returned unsigned or improperly signed, none of your shares covered by such proxy card will be voted unless you or your duly appointed representative votes in person at the meeting.
35. What are the Material Federal Income Tax Consequences of participation in the Plan?
          Reinvestment of cash dividends does not relieve you of liability for any income tax which may be payable on such dividends. If you reinvest dividends under the Plan, you will be treated for Federal income tax purposes as having received, on the dividend reinvestment date, a dividend equal to the then fair market value of the shares purchased with such reinvested dividends plus any tax withheld prior to investment, even though you do not actually receive such amount in cash. The fair market value will be the closing bid price for our common stock on the dividend reinvestment date as quoted on The Nasdaq National Market, and not the five day average used to calculate the purchase price under the Plan.
          The cost basis for Federal income tax purposes of any shares acquired with reinvested dividends will be equal to the fair market value of such shares as of the applicable dividend reinvestment date. The basis of shares that are purchased with an initial investment or optional cash payment will be equal to the purchase price of such shares. The amount of tax payable on dividends reinvested since 2003 will depend upon whether the dividends are considered to be “qualified” and therefore taxable at long-term capital gains rates (5% or 15%) or “non-qualified” and taxable at ordinary income tax rates. In order for the dividends to be qualified, you must be a non-corporate taxpayer and certain holding period and other requirements must be met. We recommend that you check with your tax advisor to determine whether the dividends reinvested are qualified or non-qualified, and the tax ramifications of the reinvestment of those dividends.
          You will generally not realize taxable income when you receive certificates for whole shares credited to your account under the Plan. However, if you withdraw from the Plan and receive the proceeds from the sale of a fractional share credited to your account, you may realize a gain or loss with respect to such fraction. Gain or loss may also be realized when whole shares are sold subsequent to withdrawal from the Plan. The amount of such gain or loss will be the difference between the amount realized from the sale and your tax basis for the shares sold. The amount realized will be your gross proceeds less brokerage fees and commissions and any transfer taxes you pay. Subject to limitations contained in the Internal Revenue Code, the administrative fees and charges you incur upon the sale of shares may be deductible if you itemize deductions on your income tax return.
          If a sale is made not more than one year after acquisition, any gain (or loss) may be taxed as short-term capital gain (or loss). If the sale is made after one year, the gain (or loss) may be taxed as a long-term capital gain (or loss). The holding period for shares acquired pursuant to the Plan will begin on the day following the purchase of such shares.
          Pennichuck will in the first instance pay for any costs incurred by the Plan Administrator in purchasing shares in the open market for investment under the Plan, including any brokerage commissions. The respective amount of such costs will, however, be taxable to the Plan participant as miscellaneous income. In such event, the participant’s basis in the shares so purchased will be increased by the amount of such income that you are treated as having received for Federal income tax purposes.
          In case you are a foreign stockholder subject to United States income tax or are subject to backup withholding, the amount required to be withheld will be deducted from the dividends payable to you, and the remaining amount will be applied to the purchase of shares under the Plan. The filing of any documentation required to obtain an exemption from, or a reduction in, United States withholding tax is your responsibility.
          Pennichuck believes the foregoing is an accurate summary of the material Federal income tax consequences of your participation in the Plan as of the date of this Prospectus. This summary may not reflect every possible situation that could result from participation in the Plan. THEREFORE, EACH PARTICIPANT IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE PARTICULAR FEDERAL, STATE AND LOCAL TAX CONSEQUENCES RESULTING FROM PARTICIPATION IN THE PLAN AND THE SUBSEQUENT DISPOSAL OF SHARES PURCHASED PURSUANT TO THE PLAN. If you do not reside in the United States, your income tax consequences will vary from jurisdiction to jurisdiction. In addition, the foregoing rules may not be applicable to certain participants in the Plan, such as tax-exempt entities (e.g., pension funds and IRAs).
          Please keep copies of your Plan account statements to assist you in complying with the Federal income tax laws. The foregoing summary is subject to superceding changes in law and regulation; neither Pennichuck nor the Plan Administrator is obligated to inform you of any such changes.
36. What are the responsibilities of Pennichuck and the Plan Administrator under the Plan?
          In acting under the terms and conditions of the Plan as described in this Prospectus, neither Pennichuck nor the Plan Administrator will be liable for any act done in good faith or for any omission to act unless done (or omitted) in bad faith or due to gross negligence including, without limitation, any claim of liability arising with respect to (i) failure to terminate any participant’s Plan account upon such participant’s death or adjudication of incompetence, prior to receipt of notice in writing of such death or adjudication of incompetence, (ii) the prices at which shares are purchased or sold for your account and the times when such purchases or sales are made, (iii) any fluctuation in the market value before or after purchase or sale of shares, or (iv) the tax treatment of dividends reinvested under the Plan.
          You should recognize that neither Pennichuck nor the Plan Administrator can assure you of a profit or protect you against a loss on the shares purchased or sold by you under the Plan.
37. Can Pennichuck change or discontinue the Plan?
          While we currently intend to continue this Plan indefinitely, we may amend, suspend, modify or terminate this Plan at any time and for any reason. The Board of Directors may increase the number of shares that may be issued under the Plan. We will send you notice of any amendment, suspension, modification or termination that affects your rights or participation under the Plan. No such event will affect any shares then credited to your account, except that upon any whole or partial termination of the

Plan, certificates for whole shares credited to your account under the Plan will be issued to you and a cash payment will be made for any fraction of a share. The Plan Administrator may resign at any time upon reasonable notice to Pennichuck in writing. We may elect and appoint at any time a new Plan Administrator, including ourselves, to administer this Plan.
38. Who interprets and regulates the Plan?
          Any interpretation question arising under this Plan will be determined by Pennichuck in its sole discretion and any determination that we make will be final. We may adopt rules and regulations to facilitate the administration of this Plan. The terms and conditions of this Plan and its operation will be governed by the laws of the State of New Hampshire.
          If it appears to Pennichuck that you are using or contemplating the use of the Plan in a manner or with an effect that, in the sole judgment and discretion of Pennichuck, is not in the best interests of Pennichuck or its other stockholders, then Pennichuck may decline to issue all or any portion of the shares of common stock for which you have tendered payment. Such payment (or the portion thereof not to be invested in shares of common stock) will be returned by Pennichuck as promptly as practicable, without interest. Under such circumstances, Pennichuck may also act to terminate your participation under the Plan.
Mail:
American Stock Transfer & Trust Company
Attn: Shareholder Services
59 Maiden Lane
New York, NY 10038
or
Pennichuck Corporation
Investor Relations
25 Manchester Street
P.O. Box 1947
Merrimack, New Hampshire 03054-1947
Telephone No. 603-882-5191 or 1-800-553-5191
WHERE YOU CAN FIND MORE INFORMATION
          This prospectus is part of a registration statement that we filed with the SEC to register the stock offered under the Plan. This prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. You may inspect the registration statement and exhibits without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549, and you may obtain copies upon payment of a duplicating fee. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. We also file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s public reference room. The SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov.
          We make available free of charge through our Internet website at www.pennichuck.com our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
          The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supercede this information. We incorporate by reference the followings documents:
• our Annual Report on Form 10-K (File No. 000-18552) for the year ended December 31, 2008;
• our Current Report on Form 8-K (File No. 000-18552) filed on March 4, 2009;
• our Current Report on Form 8-K (File No. 000-18552) filed on March 19, 2009 at 11:07 a.m.; and
• our Current Report on Form 8-K (File No. 000-18552) filed on March 19, 2009 at 5:12 p.m.
          In addition, the description of our common stock contained in our registration statement filed under Section 12 of the Securities Exchange Act of 1934, including any amendment or report updating such description, is incorporated by reference herein. All documents that we file after the date of the initial registration statement pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the effectiveness of the registration statement, shall be deemed to be incorporated by reference into this prospectus. The description of our Rights Agreement contained in our registration statement on Form 8-A12G (File No. 000-18552) filed on April 21, 2000, as amended, is also incorporated by reference herein.
          All future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus.
          We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus at no cost to the requestor upon written or oral request to:
Pennichuck Corporation
Investor Relations
25 Manchester Street
P.O. Box 1947
Merrimack, New Hampshire 03054-1947
Telephone No. 603-882-5191 or 1-800-553-5191
          You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.
PLAN OF DISTRIBUTION
          As stated elsewhere in this Plan, you will not pay any brokerage fees or commissions for securities purchased on the open market. Instead, we will pay these fees to the Plan Administrator. If you choose to sell shares through the Plan, a transaction fee of $15 plus a brokerage commission of $.10 per share will be automatically deducted from your proceeds. In addition, if you choose to request that the Plan Administrator hold stock certificates for shares credited under the Plan for safekeeping, you will be charged a fee of $7.50.

          Persons who acquire shares of our common stock through the Plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances may be participating in a distribution of securities that would require compliance with Regulation M under the Securities Exchange Act of 1934, and may be considered to be underwriters within the meaning of the Securities Act of 1933. We will not extend to any such person any rights or privileges other than those to which he, she or it would be entitled as a participant, nor will we enter into any agreement with any such person regarding the resale or distribution by any such person of the shares of our common stock so purchased.
USE OF PROCEEDS
          We will use the net proceeds from the sale of common stock purchased through this Plan directly from us for general corporate purposes. We have no basis for estimating either the number of shares of common stock that ultimately will be sold by us under the Plan or the prices at which we will sell shares. We will not receive any proceeds from the purchase of common stock by the Plan Administrator in the open market or in privately negotiated transactions with third parties.
EXPERTS
          The consolidated financial statements and schedules of Pennichuck Corporation as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 incorporated by reference in this Prospectus have been so incorporated in reliance on the reports of Beard Miller Company LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.
LEGAL MATTERS
          The validity of the shares of common stock being offered by this prospectus has been passed upon for us by Nutter McClennen & Fish LLP, Boston, Massachusetts.
The date of this prospectus is April 14, 2009